Exhibit 11.2

SCINAI IMMUNOTHERAPUETICS LTD.

INSIDER TRADING POLICY

To Employees, Consultants/Advisors and Members of the Board of Directors

Summary

This Insider Trading Policy is intended to prevent violations of the United States federal securities laws and regulations, and applicable Israeli laws and regulations (collectively “Applicable Laws”), and to protect Scinai Immunotherapuetics Ltd.’s (“Scinai” and/or the “Company”) reputation for integrity and ethical conduct.

The securities laws prohibit trading in Company’s securities on the basis of Material Non-public Information (as defined below). You may have access to material non-public information about the Company and its operations. If you are in possession of such information, you may not trade in Company’s securities and you may not disclose such information to anyone else without prior Company approval. Additionally, even if you are not aware of Material Non-public Information, the policy prohibits you from trading during certain “black-out periods” designated by the Company unless you receive prior written approval to do so from the Compliance Officer of this Policy. Also, directors, officers, employees and consultants of the Company may only trade in the Company’s securities during certain trading periods described below and may not engage in certain transactions such as short sales and other transactions described below. In addition, such persons may not trade in Company securities at any time unless the trade has been approved by the Compliance Officer in writing.

Purpose

This policy sets forth your obligations to the Company and under the Applicable Laws to prevent actual or apparent insider trading.

As noted in the Company’s Code of Ethics, compliance with this policy is essential to conducting business with the utmost integrity and ethical standards.

If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s legal counsel, Gross & Co. or the Company’s Chief Financial Officer, Uri Ben-Or.

A.	Scope

This policy applies to all Scinai’s employees, directors, officers and consultants (“Insiders”), as well as their family members, and prohibits trading while in possession of Material Non-public Information about the Company and other entities. These restrictions also apply to:

●	an Insider’s spouse, child, parent, significant other or other family member, in each case, either: (i) living in the same household; (ii) are financially dependent on the Insider; or (iii) whose transactions in securities are directed by the Insider or are subject to the Insider’s influence or control;

●	all trusts, family partnerships and other types of entities formed for the benefit of the Insider or the Insider’s family members over which the Insider has the ability to influence or direct investment decisions concerning securities;

●	all persons who execute trades on behalf of the Insider; and

●	all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which the Insider has the ability to influence or direct investment decisions concerning securities;

Unless the context otherwise requires, references to “Insiders” in this policy refers collectively to Insiders and their affiliates as mentioned above.

This policy applies to any and all transactions in the Company’s securities, including any other type of securities that the Company may issue.

The special trading restrictions set forth in this policy continue to apply to Insiders following the termination of any such Insider’s service to or employment with the Company until any material, non-public information possessed by such Insider has become public or is no longer material.

This policy applies both to securities purchases and securities sales and other types of transfers, such as gifts and pledges, regardless how or from whom the Material Non-public Information was obtained.

The trade restrictions in this policy extends not only to transactions involving securities of the Company, but also to securities of other companies with which the Company has a business relationship. The existence of a personal financial emergency does not excuse non-compliance with these trading restrictions. The restrictions also apply to the disclosure of non-public information to third parties by employees or Insiders without prior Company approval.

B.	What is “Material Non-Public Information”?

“Material Non-public Information” is material information that has not been previously disclosed to the general public through a press release or securities filings and is otherwise not available to the general public. It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to a reasonable investor in making a voting decision or an investment decision to buy, hold or sell securities. Any information that could be expected to affect the market price of the Company’s securities, whether such information is positive or negative, should be considered material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions as to the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. No employee, officer or director of the Company shall disclose or pass on (“tip”) Material Non-public Information to any other person, including a Family Member or friend, nor shall such person make recommendations or express opinions on the basis of Material Non-public Information as to trading in the Company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

○	Financial results;
○	Results of clinical development or other regulatory matters;
○	News relating to intellectual property;
○	Material contracts for manufacturing, or out-licensing or in-licensing of rights to technology or products;
○	Projections of future earnings or losses;
○	News of a pending or proposed merger, acquisition or tender offer;
○	News of a pending or proposed acquisition or disposition of significant assets;
○	Actions of regulatory agencies;
○	News of a pending or proposed acquisition or disposition of a subsidiary;
○	Impending bankruptcy or financial liquidity problems;
○	Gain or loss of a significant customer or supplier;
○	Significant pricing changes;
○	Stock splits and stock repurchase programs;
○	New equity or debt offerings;
○	Significant litigation exposure due to actual or threatened litigation; and
○	Changes in senior management.

Information generally becomes available to the public after it has been disclosed by the Company or authorized third parties in a press release or other similar public statement, including any filing with the SEC. As a rule of thumb, information is considered non-public until at least two full trading days have passed on the Nasdaq after the Company releases the information to a national wire service. For example, if an announcement is made on Monday after the securities markets have closed, trading is not permitted until Thursday morning. The Compliance Officer will know when information has been released to the public. If you are unsure whether information of which you are aware is material or non-public, you should consult with the Compliance Officer prior to trading.

B.	Trading Restrictions Applicable to Insiders

Insiders are subject to the following trading restrictions:

1. No Trading Except During Trading Windows

The announcement of the Company’s quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Although an Insider may not know the financial results prior to public announcement, if an Insider engages in a trade before the financial results are disclosed to the public, such trades may give an appearance of impropriety that could subject the Insider and the Company to a charge of insider trading. To avoid the appearance of impropriety and assist Company personnel in planning transactions in the Company’s securities for appropriate times, no Insider shall purchase or sell any security of the Company during the period beginning on the close of business of the 14th calendar day before the end of any fiscal quarter of the Company and ending upon completion of the second full trading day after the public release of earnings data for such fiscal quarter. o Insider shall purchase or sell any security of the Company during the period beginning on the close of business of the 14th calendar day before the end of any fiscal quarter of the Company and ending upon completion of the second full trading day after the public release of earnings data for such fiscal quarter.

Even if no blackout period is in effect, keep in mind that you may not trade in the Company’s securities if you are aware of Material Non-public Information about the Company. Any person possessing Material Non-public Information concerning the Company is not allowed to engage in any transactions in the Company’s securities until such information has been known publicly for at least two trading days after the date of announcement.

For example, if the Company announces material information before trading begins on a Tuesday, the first time you would be able to buy or sell Company securities would be following the opening of the market on the third day, Friday.However, if the Company announces this material information after trading begins on that Tuesday, the first time that you would be able to buy or sell Company securities would be the opening of the market, on Monday.

In addition to the Blackout Periods described above, the Company may announce “special” Blackout Periods from time to time. Typically, this will occur when there are non-public developments that would be considered material for insider trading law purposes, such as, among other things, developments relating to clinical trials, regulatory proceedings or a major corporate transaction. Depending on the circumstances, a “special” Blackout Period may apply to all employees and Insiders or only a specific group of designated as such. The Compliance Officer will provide written notice of a “special” Blackout Period to certain individuals or to all persons covered, depending on the people who are exposed to the Material Non-public Information. Due to the confidential nature of the events that may trigger these types of blackout periods, the Compliance Officer may find it necessary to inform certain individuals of the Blackout Period without disclosing the reason for it. Any person made aware of the existence of a “special” Blackout Period should not disclose the existence of the Blackout Period to any other person. The failure of the Company to designate a person as being subject to a “special” Blackout Period will not relieve that person of the obligation not to trade while aware of Material Non-public Information.

As used in this Policy, the term “Blackout Period” includes both quarterly Blackout Periods and “special” Blackout Periods announced by the Company.

Exceptions to Blackout Periods apply to:

●	purchases of the Company’s securities from the Company or sales of the Company’s securities to the Company;

●	exercises of stock options or other equity awards, the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or the vesting of equity-based awards that do not involve a market sale of the Company’s securities (the cashless exercise of a Company stock option through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception), it being understood that the disposition of shares acquired upon exercise of stock option or other equity awards are subject to this policy.;

●	bona fide gifts of the Company’s securities;, provided that the gift is not made to circumvent the Blackout Period; and

●	purchases or sales of the Company’s securities made pursuant to any binding contract, specific instruction, or written plan entered into while the purchaser or seller, as applicable, was unaware of any Material Non-public Information and which contract, instruction, or plan (i) meets all requirements of the affirmative defense provided by Rule 10b5-1, (ii) was precleared in advance pursuant to this Policy, and (iii) has not been amended or modified in any respect after such initial preclearance without such amendment or modification being precleared in advance pursuant to this Policy.

The purpose behind the Blackout Period is to help establish a diligent effort to avoid any improper transactions. Trading in the Company’s securities outside a Blackout Period should not be considered a “safe harbor”, and all employees, officers and directors and other persons subject to this Policy should use good judgment at all times. Although the Company may from time to time impose special Blackout Periods, because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading.

2. Pre-Clearance Procedure

No Insider may at any time (or any other person while subject to the restrictions of a Blackout Period) trade in Company securities unless the trade has been pre-approved by the Compliance Officer in writing. The Company has designated Mr. Uri Ben Or, Chief Financial Officer, as its insider trading compliance officer (the “Compliance Officer”). The Compliance Officer will review and either approve or prohibit, in writing, all proposed trades by Insiders. The Compliance Officer may consult with the Company’s other officers and/or outside legal counsel and will receive approval for his own trades from the Chairman of the Board, who shall be the alternate Compliance Officer (the Compliance Officer and the alternate Compliance Officer are collectively referred to as the “Compliance Officer” in this policy). If you are unable to contact the Compliance Officer, or if you do not feel you can discuss the matter with the Compliance Officer, you may contact the Chairman of the Board.

Every employee, officer and director has the individual responsibility to comply with this Policy against insider trading, regardless of whether a transaction is executed outside a Blackout Period or is pre-cleared by the Company. The restrictions and procedures are intended to help avoid inadvertent instances of improper insider trading, but appropriate judgment should always be exercised by each employee, officer and director in connection with any trade in the Company’s securities.

An employee, officer or director may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Non-public Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

C.	Additional Transactions to which this Policy is Applicable

Options Trading: A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the employee, officer or director is trading based on inside information. Transactions in options also may focus the trader’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, whether on an exchange or in any other organized market, are prohibited. Option positions arising from certain types of hedging transactions are governed by the section below relating to hedging or monetization transactions.

Hedging: Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee, officer or director to lock in much of the value of his stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions would allow an employee, officer or director to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, their interests and the interests of the Company and its shareholders may be misaligned and may send a message to the trading market that may not be in the best interests of the Company and its shareholders at the time it is conveyed. Accordingly, hedging transactions and all other forms of monetization transactions are prohibited.

Margin Accounts: Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Non-public Information or otherwise is not permitted to trade in Company securities pursuant to Blackout Period restrictions. Thus, employees, officers and directors are prohibited from pledging Company securities as collateral for a loan. Additionally, shares of Company stock may not be held in a margin account.

Post Termination Transactions: This Policy continues to apply to transactions in Company securities even after an employee, officer or director has resigned or terminated employment. If the person who resigns or separates from the Company is in possession of Material Non-public Information at that time, he or she may not trade in Company securities until that information has become public or is no longer material.

D.	Exemptions

Pre-Approved Rule 10b5-1 Plan. Transactions effected pursuant to a pre-approved Rule 10b5-1 plan will not be subject to the Company’s trading windows or pre-clearance procedures. Rule 10b5-1 of the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. A trading plan, arrangement or instruction that meets the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) enables Insiders to establish certain arrangements ahead of time that permit them to trade in Company securities outside of the Company’s trading windows, even when in possession of material, non-public information. If an Insider intends to trade pursuant to a Rule 10b5-1 Plan, such plan must:

●	satisfy the requirements of Rule 10b5-1;

●	be documented in writing;

●	be established during a trading window when such Insider does not possess material, non-public information; and

●	be pre-approved by the Compliance Officer.

Any deviation from, or alteration to, the specifications of an approved Rule 10b5-1 Plan (including, without limitation, the amount, price or timing of a purchase or sale) must be reported immediately to the Compliance Officer.

The Compliance Officer may refuse to approve a Rule 10b5-1 Plan as he or she deems appropriate including, without limitation, if he or she determines that such plan does not satisfy the requirements of Rule 10b5-1. The Compliance Officer may consult with the Company’s legal counsel before approving a Rule 10b5-1 Plan. If the Compliance Officer does not approve an Insider’s Rule 10b5-1 Plan, such Insider must adhere to the pre-clearance procedures and trading windows set forth above until such time as a Rule 10b5-1 Plan is approved.

Any modification or termination of an Insider’s prior Rule 10b5-1 Plan requires pre-approval by the Compliance Officer. A modification must occur during a trading window and while such Insider is not aware of material, non-public information.

Employee Benefit Plans.

1. Exercise of Share Options. The exercise of options that have been granted to you by the Company under one of the Company’s share option plans is permitted without restriction under this policy. However, this does not include cashless exercise of options, sales to cover, or sales of the shares received upon exercise of the options.

2. Tax Withholding on Restricted Shares/Units. The trading prohibitions and restrictions set forth in this policy do not apply to the withholding by the Company of share capital upon vesting of restricted shares or upon settlement of restricted share units to satisfy applicable tax withholding requirements if (a) such withholding is required by the applicable plan or award agreement or (b) the election to exercise such tax withholding right was made by the Insider in compliance with this policy.

E.	Waivers

A waiver of any provision of this policy in a specific instance may be authorized in writing by the Audit Committee of the Board of Directors, and any such waiver shall be reported to the Company’s Board of Directors.

F.	Acknowledgment

This policy will be delivered to all current Insiders and to all new Insiders at the start of their employment or relationship with the Company. Upon first receiving a copy of this policy, each Insider must acknowledge that he or she has received a copy and agrees to comply with the terms of this Policy. Such Insider shall return the acknowledgment attached hereto within ten (10) days of receipt to:

Compliance Officer

Uri Ben Or

This acknowledgment will constitute consent for the Company to impose sanctions up to and including termination of employment for violation of the Insider Trading Policy or this policy, and to issue any necessary stop-transfer orders to the Company’s transfer agent to ensure compliance.

Insiders will be required upon the Company’s request to re-acknowledge and agree to comply with this policy (including any amendments or modifications). For such purpose, an Insider will be deemed to have acknowledged and agreed to comply with this policy when copies of such item have been delivered to the Insider by regular or electronic mail (or other delivery option used by the Company) by the Compliance Officer or his or her designee, unless the Insider objects in a written statement received by the Compliance Officer within two (2) business days of such delivery.

____________________

Failure to observe this policy could lead to significant legal problems, and could have other serious consequences, including termination of employment. Questions regarding this policy are encouraged and may be directed to the Compliance Officer.

____________________

ACKNOWLEDGMENT

I hereby acknowledge that I have read, that I understand, and that I agree to comply with this Insider Trading Policy.

Date:	Signature:

Name:

Title:

Scinai – Insider Trading Policy Acknowledgment Form

Changes History

Revision #	Changes Summary
1.0	Initial release

Document Approval

Position	Name	Signature	Date (dd/mmm/yy)
Director of Communications and Investor Relations	Joshua Phillipson
CSO	Tammy Ben Yedidia
CEO	Amir Reichman